

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 17, 2010

Eric S. Nadeau
Chief Financial Officer
Home Federal Bancorp, Inc.
500 12th Avenue South
Nampa, Idaho 83651

      Re: Home Federal Bancorp, Inc.
                Form 10-K for Fiscal Period Ended September 30, 2009
                Form 10-Q for Fiscal Period Ended December 31, 2009
                File No. 001-33795

Dear Mr. Nadeau:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with any proposed disclosure revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Lending Activities, page 7

1. Please revise to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential

for outdated appraisal values in your determination of the allowance for loan losses.

Consolidated Financial Statements
Note 2 – Acquisition, page 105

2. Your disclosure on page 26 indicates that you adjusted the amount of recorded allowance related to the loans acquired from Community First Bank. Please revise to disclose the following information:

- Specifically disclose how you determined the amount of allowance to carryover in the acquisition. That is, did you carry over a majority of the purchased institution's allowance and make adjustments, or did you determine the entire amount of allowance needed in connection with these loans?

- Please clarify how you determined the ratio of allowance for loan losses on covered assets as a percentage of loans covered by loss share agreement on page 27. For example, clarify whether you calculated this ratio based on the gross contractual balances of the loans, contractual balances net of the discount, or on the expected collectible balance of the loans.

- Considering the significance of the allowance recorded in connection with the purchase of Community First Bank to loans without evidence of impairment (disclosed as 13.3% on page 27), please tell us how you concluded that none of these loans showed evidence of impairment and, therefore, fell under the scope of ASC 310-30.

3. We note your disclosure on page 66 that you considered the value of the loss sharing agreement in determining the fair value of loans and foreclosed real estate acquired. Please revise to disclose specifically how you considered the FDIC loss sharing agreement when determining the amount of the fair value adjustments related to the purchased covered assets and clarify whether you recorded the amount of allowance for loan losses net of any amounts recoverable from the FDIC.

4. Please revise to disclose in detail how you determined the fair value of the FDIC loss sharing agreement at the date of purchase and provide a tabular disclosure of estimated expected losses at the date of purchase by asset type.

5. Given the significance of loans purchased that are subject to ASC 310-30 compared to the total portfolio purchase, please revise to provide all of the disclosures required by ASC 310-30-50 including, but not limited to, the amount

of cash flows expected to be collected, a roll forward of the amount of acreetable yield, and a roll forward of any related additional allowance for loan losses recorded subsequent to purchase.

6. We note your disclosure on page 112 that the $26.2 million in purchased impaired loans were written down to an estimated fair value of $14.2 million. We also note your disclosure on page 107 that the estimated fair value of loans subject to ASC 310-30 was $26.2 million. Please revise to clarify this apparent inconsistency or advise.

Note 13 – Commitments and Contingencies, page 119

7. Given the volume of loans sold subject to representations and warranties, please revise to clarify whether you have incurred any losses to date under these obligations.

Item 9.A Controls and Procedures, page 130

8. Please revise to disclose whether you expect the modifications to your internal control procedures to have a material impact on your internal control over financial reporting. If so, please revise to describe the changes to your internal controls in greater detail and describe the impact you believe it may have on your financial reporting.

December 31, 2009 Form 10-Q
Note 7 – Allowance for Loan Losses, page 10

9. Please revise to disclose the specific adjustments made to the balance of impaired loans reported for the period ended September 30, 2009. Please specifically clarify why these changes were made to your presentation and how you concluded that the balance of impaired loans was properly reported in your September 30, 2009 Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Property and Equipment, page 20

10. We note your disclosure that you purchased banking locations in connection with the FDIC purchase and assumption agreement. Please tell us whether you accounted for this purchase as a revision of your original purchase accounting or whether you accounted for the purchase separately from the business acquisition. Please tell us the authoritative literature considered when making your conclusion.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or me, at (202) 551-3851 if you have questions regarding these comments.

Sincerely,

Paul Cline
Senior Staff Accountant